                                                                      EXHIBIT I



Contact:   Andrew L. Fine
           Investor Relations
           (212) 953-1373


                                                        FOR IMMEDIATE RELEASE
                                                        ---------------------

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                 FISCAL 2003 FOURTH QUARTER AND YEAR END RESULTS
                      -- Reviews Strategic Plan Initiatives
             -- Estimates Fiscal 2004 Break Even Earnings Per Share


HONG KONG, June 9, 2003 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the fourth quarter and twelve months ended March 31, 2003.


For the fourth quarter, net sales decreased by 23.7% to $28.6 million, compared to $37.5 million for the same quarter last year. Garment sales decreased by 39.5% to $15.8 million, compared to $26.2 million for the same period last year. Partially offsetting this was a 12.8% increase in third party fabric revenues which increased to $12.8 million, compared to $11.3 million in the same quarter last year. The net loss for the fourth quarter was $13.4 million, compared to a net loss of $9.4 million in the comparable period last year. The loss per basic share was $1.63, compared to a loss per basic share of $1.02 in the comparable quarter last year. Included in the results for the fourth quarter of fiscal 2003, were approximately $9.3 million of non-cash, one-time charges comprising of fixed asset impairments, inventory write-downs and the closure of one of the Company's garment factories in Mauritius and the effect of exchange losses.


Mr. K.C. Chao, the Company's President and Chief Executive Officer commented, "As we had commented in our earnings pre-announcement on May 12th, the Company is operating in a very competitive environment. We are making substantial changes to our operating platform in order to improve our positioning in the volatile global markets. Our historical competitive advantages such as a low-cost production base and favorable trade relationships with the EU and the U.S. for our Mauritius and South Africa operations are diminishing, requiring us to re-align our manufacturing and operating costs to those of our competitors, primarily in Asia."


"Our Mauritian garment production efficiencies are improving and we are working with a number of new customers in the U.S. and Europe," added Mr. Chao. "Our major concern is now managing the reduction of our cost structure which has been made more difficult following the recent significant devaluation of the U.S. dollar against the local currencies in countries we manufacture."


In the near term the Company will focus on returning its African operations to profitability within the current fiscal year and ramp up its new garment manufacturing facility in Cape Town.


The Company's operations in China, while impacted by the economic effects of SARS, continue to perform in-line with expectations and contributed approximately $3 million to operating income during the past fiscal year.


The Company is strengthening its sales and marketing efforts in the U.S. and Europe and has hired a new general manager for its South African garment operations to improve the ramp-up of the new garment facility.


The Company reported that sales to U.S. customers represented approximately 61% of total garment sales in the fourth quarter of fiscal 2003 compared to approximately 71% in the fourth quarter of fiscal 2002. The Company further reported that garment sales for the quarter were comprised of approximately 58.8% denim and 41.2% chino.


Fiscal Year 2003 Results
------------------------

For the fiscal year ended March 31, 2003, net sales decreased 8.6% to $145.0 million, compared to $158.6 million last fiscal year. Net income decreased to a loss of $26.2 million, compared to a profit of $2.1 million in fiscal 2002. Fully diluted loss per share were $2.96, versus earning per fully-diluted share of $0.22 in fiscal 2002.

During fiscal 2003 the Company invested a net $8.9 million in its operations compared to $26.9 million in fiscal 2002.

Updated Fiscal 2004 Outlook
---------------------------

Commenting on its fiscal year ending March 31, 2004, assuming current exchange rates continue, the Company announced that it expects: sales to increase by approximately 3% to 6%, gross margins of approximately 16%, SG&A margins of approximately 13.5%, and expects breakeven net income for the year as a whole.


The Company believes that it is likely to report a net loss through the first half of fiscal 2004, followed by a return to profitability in the second half, driven by stronger garment sales and reduced production costs.


The Company will be hosting a conference call today at 4:45 pm EST to discuss results for the fourth quarter and fiscal year ended March 31, 2003. This call will be available over the Internet through www.companyboardroom.com.


About Novel Denim
-----------------

Novel Denim is a vertically-integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                               -- TABLES FOLLOW --

                          Novel Denim Holdings Limited
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)






                                                   For the Three Months Ended             For the Twelve Months Ended
                                                            March 31,                              March 31,
                                                   -----------------------------          ----------------------------
                                                      2002             2003                 2002              2003
                                                   -------------    ------------          -----------     ----------
Net sales                                          $ 37,493         $  28,597             $  158,585      $   144,986
Cost of goods sold                                   37,932            30,197                132,201          131,986
Gross profit                                           (439)           (1,600)                26,384           13,000
Other revenues                                          191               450                    790            1,492
Selling, general & administrative expenses            5,417             7,686                 18,694           31,648
Other expenses                                        2,375             3,110                  2,375            4,010
Operating income                                     (8,040)          (11,946)                 6,105          (21,166)
Interest expense, net                                 1,127               998                  3,955            4,310
Income before minority interest                      (9,167)          (12,944)                 2,150          (25,476)
Minority interest                                        (6)              (21)                    82              (50)
Income before taxation and cumulative effect         (9,161)          (12,923)                 2,068          (25,426)
of accounting change
Cumulative effect of accounting change                   --                --                   (308)              --
Tax                                                     205               464                    298              753
Net income                                         $ (9,366)        $ (13,387)            $    2,078      $   (26,179)
                                                   =========        ==========            ===========     ============

Earnings per share
------------------
Before cumulative effect of accounting change
     Basic                                         $  (1.02)        $   (1.63)            $     0.19      $     (2.97)
     Diluted                                       $  (1.01)        $   (1.63)            $     0.19      $     (2.96)


After cumulative effect of accounting change
     Basic                                         $  (1.02)        $   (1.63)            $     0.23      $     (2.97)
     Diluted                                       $  (1.01)        $   (1.63)            $     0.22      $     (2.96)



Weighted average Ordinary Shares outstanding
    Basic                                             9,139             8,207                  9,110            8,808
    Diluted                                           9,276             8,207                  9,256            8,837


                          Novel Denim Holdings Limited
                 Selected Balance Sheet Information (Unaudited)
                                 (in thousands)


                                                           March 31, 2002        March 31, 2003
                                                           --------------        ---------------


ASSETS
Cash and cash equivalents                                  $     12,995          $      5,938
Accounts receivable                                              28,343                18,690
Inventories                                                      50,886                41,514
Other current assets                                              7,232                 8,175
Fixed assets, net                                                89,924                87,306
                                                           ------------          ------------
        Total assets                                       $    189,380          $    161,623
                                                           ============          ============

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts                  $     52,532          $     52,269
Current portion of long-term borrowings                           1,924                 3,527
Other current liabilities                                        18,874                23,511
Long-term debt                                                   12,030                 9,061
Other liabilities                                                 6,811                 5,933
                                                           ------------          ------------
        Total liabilities                                        92,171                94,301
Shareholders' equity                                             97,209                67,322
                                                           ------------          ------------
        Total liabilities & shareholders' equity           $    189,380          $    161,623
                                                           ============          ============


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